ORBIS

Warsaw, 2002-11-19

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the 3rd quarter 2002 Consolidated Report and current Report no 33/2002/

Best regards

Maciej Grelowski

President

dlw 1/13

Current report no 33/2002

The Management Board of "Orbis" S.A. hereby informs that on November 15, 2002, Orbis S.A. and PKN Orlen S.A. executed a Share Purchase Agreement concerning the sale of shares in a Dutch company operating under the business name AWSA Holland II B.V. (the "Company") to PKN Orlen S.A. and defining the terms of sale of 165,924 shares (i.e. all the shares held by "Orbis" S.A.) for a price of PLN 61,400,000.

The Company is a sole shareholder of the company established under the Dutch law and operating under the business name AWSA Holland I BV which holds 98.85% of shares in the company "Autostrada Wielkopolska" S.A. established under the Polish law.

The Share Transfer Agreement shall be executed upon fulfillment of terms laid down in the Share Purchase Agreement, however, not later than by December 10, 2002.

SA-QS 3/2002 in thousands of PLN

Report SA-QS 3/2002

(for issuers of securities with the business profile of production, construction, trade or services)

In accordance with § 57 section 2 of the Ordinance of the Council of Ministers, dated October 16, 2001 (Journal of Laws no. 139, entry 1569, and no. 31, entry 280 of 2002)

the Board of Directors of Orbis S.A.
submits in public this consolidated quarterly report for the 3rd quarter 2002. Date submitted: **14.11.2002**

SELECTED FINANCIAL DATA

	in thousands of PLN		in thousands of EURO	
	3 quarters 2002 ended Sept. 30, 2002 cumulative	3 quarters 2001 ended Sept. 30, 2001 cumulative	**3 quarters 2002 ended Sept. 30, 2002 cumulative**	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Net sales revenues	**637 704**	704 090	**166 572**	192 259
II. Operating profit (loss)	**47 535**	66 007	**12 416**	18 024
III. Profit (loss) before taxation	**48 362**	71 450	**12 632**	19 510
IV. Net profit (loss)	**30 994**	47 246	**8 096**	12 901
V. Net cash flows from operating activities	**93 962**	97 407	**24 543**	26 598
VI. Net cash flows from investing activities	**- 63 350**	- 89 902	**- 16 547**	- 24 549
VII. Net cash flows from financing activities	**- 16 596**	12 133	**- 4 335**	3 313
VIII. Total net cash flows	**14 016**	19 638	**3 661**	5 362
IX.. Total assets	**1 738 128**	1 670 133	**426 200**	430 336
X. Total liabilities	**305 419**	309 367	**74 891**	79 713
XI. Long-term liabilities	**80 372**	75 871	**19 708**	19 549
XII. Short-term liabilities	**119 422**	106 563	**29 283**	27 458
XIII. Shareholders' equity	**1 419 382**	1 346 481	**348 041**	346 942
XIV. Share capital	**92 154**	92 154	**22 597**	23 745
XV. Number of shares	**46 077 008**	46 077 008	**46 077 008**	46 077 008
XVI. Earnings (loss) per ordinary share (in PLN / EUR)	**0,77**	1,15	**0,20**	0,31
XVII. Diluted earnings (loss) per ordinary share (in PLN / EUR)				
XVIII. Book value per share (in PLN / EUR)	**30,80**	29,22	**7,55**	7,53
XIX. Diluted book value per share (in PLN / EUR)				
XX. Declared or paid-out dividend per ordinary share (in PLN / EUR)				

CONSOLIDATED BALANCE SHEET

	as at Sept. 30, 2002 end of 3rd quarter 2002	**as at June 30, 2002 end of prior quarter 2002**	as at Sept. 30, 2001 end of 3rd quarter 2001	as at June 30, 2001 end of prior quarter 2001
Assets				
I. Fixed assets	**1 495 732**	**1 499 074**	1 443 242	1 429 991
1. Intangible assets	**5 748**	**6 161**	7 548	8 282
- goodwill	**3 852**	**4 144**	5 175	5 622
2. Goodwill of subsidiary companies	**0**	**0**	0	0
3. Tangible fixed assets	**1 407 679**	**1 404 803**	1 348 506	1 334 800
4. Long-term receivables	**1 247**	**1 331**	944	262
4.1. From subsidiary and associated companies	**0**	**0**	0	0
4.2. From other companies	**1 247**	**1 331**	944	262
5. Long-term investments	**63 538**	**67 539**	62 223	60 721
5.1. Real estste	**8 896**	**12 448**	0	0
5.2. Intangible assets	**0**	**0**	0	0
5.3. Long-term financial assets	**54 523**	**53 981**	62 125	60 588
a) in subsidiary and associated companies	**10 065**	**9 216**	17 378	17 421
- shares in companies valued under the equity method	**3 536**	**3 104**	3 316	3 746
- shares in subsidiary and associated companies excluded from consolidation	**640**	**612**	331	1 029
b) in other companies	**44 458**	**44 765**	44 747	43 167
5.4. Other long-term investments	**119**	**1 110**	98	133
6. Long-term deferred expenses	**17 520**	**19 240**	24 021	25 926
6.1. Deferred income tax	**16 288**	**17 556**	21 199	22 658

6.2. Other deferred expenses	**1 232**	**1 684**	2 822	3 268
II. Current assets	**242 396**	**234 654**	226 891	231 604
1. Inventories	**15 493**	**16 370**	18 317	20 603
2. Current receivables	**85 372**	**77 246**	92 520	93 951
2.1. From subsidiary and associated companies	**9 729**	**8 762**	10 238	12 008
2.2. From other companies	**75 643**	**68 484**	82 282	81 943
3. Short-term investments	**128 023**	**117 894**	100 186	93 275
3.1. Short-term financial assets	**104 488**	**102 947**	86 061	79 201
a) in subsidiary and associated companies	**242**	**242**	242	242
b) in other companies	**0**	**0**	0	0
c) cash and cash equivalents	**104 245**	**102 705**	85 818	78 959
3.2. Other short-term investments	**23 536**	**14 947**	14 125	14 074
4. Short-term deferred expenses	**13 508**	**23 144**	15 868	23 775
Total Assets	**1 738 128**	**1 733 728**	1 670 133	1 661 595
Shareholders' Equity and Liabilities				
I. Shareholders' Equity	**1 419 382**	**1 385 721**	1 346 481	1 311 113
1. Share capital	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital (negative value)	**0**	**0**	0	0
3. Own shares in treasury (negative value)	**0**	**0**	0	0
4. Reserve capital	**720 236**	**719 185**	685 471	685 089
5. Revaluation capital	**561 594**	**559 781**	517 606	506 582
6. Other reserve capitals	**0**	**0**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
a) positive foreign exchange differences	**0**	**0**	0	0
b) negative foreign exchange differences	**0**	**0**	0	0
8. Prior years' profit (loss)	**14 404**	**8 231**	4 004	8 874
9. Net profit (loss)	**30 994**	**6 370**	47 246	18 414
10. Net profit write-downs during the financial year (negative value)	**0**	**0**	0	0
II. Minority shareholders' interests	**13 129**	**11 583**	13 301	12 096
III. Negative goodwill of subsidiary companies	**198**	**395**	984	1 181
IV. Liabilities and reserves for liabilities	**305 419**	**336 029**	309 367	337 205
1. Reserves for liabilities	**96 598**	**95 860**	115 301	111 360
1.1. Reserve for deferred income tax	**12 986**	**13 133**	14 077	14 186
1.2. Provisions for pension and similar benefits	**49 743**	**51 882**	66 837	66 407
a) long-term provisions	**42 761**	**44 900**	58 957	58 522
b) short-term provisions	**6 982**	**6 982**	7 880	7 885
1.3. Other provisions	**33 869**	**30 845**	34 387	30 767
a) long-term provisions	**18 713**	**18 255**	16 477	15 693
b) short-term provisions	**15 156**	**12 590**	17 910	15 074
2. Long-term liabilities	**80 372**	**87 083**	75 871	77 452
2.1. To subsidiary and associated companies	**0**	**0**	0	0
2.2. To other companies	**80 372**	**87 083**	75 871	77 452
3. Current liabilities	**119 422**	**141 267**	106 563	132 085
3.1. To subsidiary and associated companies	**656**	**972**	292	1 279
3.2. To other companies	**106 573**	**126 307**	93 344	116 366
3.3. Special funds	**12 192**	**13 988**	12 927	14 440
4. Accrued expenses and deferred income	**9 027**	**11 819**	11 632	16 308
4.1. Negative goodwill	**0**	**0**	0	0
4.2. Other accrued expenses and deferred income	**9 027**	**11 819**	11 632	16 308
a) long-term accruals	**0**	**0**	0	0
b) short-term accruals	**9 027**	**11 819**	11 632	16 308
Total Shareholders' Equity and Liabilities	**1 738 128**	**1 733 728**	1 670 133	1 661 595

Book value	**1 419 382**	1 385 721	1 346 481	1 311 113
Number of shares	**46 077 008**	46 077 008	46 077 008	46 077 008
Book value per share (in PLN) - basic	**30,80**	30,07	29,22	28,45
Diluted number of shares	**0**	0	0	0
Book value per share (in PLN) - diluted	**0,00**	0,00	0,00	0,00

OFF-BALANCE-SHEET ITEMS

	as at Sept. 30, 2002 end of 3rd quarter 2002	**as at June 30, 2002 end of prior quarter 2002**	as at Sept. 30, 2001 end of 3rd quarter 2001	as at June 30, 2001 end of prior quarter 2001
1. Contingent receivables	**0**	**0**	0	0
1.1. From subsidiary and associated companies (due to)	**0**	**0**	0	0
- guarantees received	**0**	**0**	0	0
-				

1.2. From other companies (due to)	0	0	0	0
- guarantees received	0	0	0	0
-				
2. Contingent liabilities	**5 478**	**5 394**	13 577	12 923
2.1. In favour of subsidiary and associated companies (due to)	**4 993**	**4 993**	13 018	12 364
- guarantees extended	**4 993**	**4 993**	13 018	12 364
-				
2.2. In favour of other companies (due to)	**485**	**401**	559	559
- guarantees extended	**485**	**401**	559	559
-				
3. Other (due to)	**6 614**	**6 530**	6 109	6 026
- promissory note declarations	**6 614**	**6 530**	6 109	6 026
Total off-balance-sheet items	**12 092**	**11 924**	19 686	18 949

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative	3rd quarter 2001 ended Sept. 30, 2001	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Net sales revenues	**250 847**	**637 704**	266 702	704 090
- of which sales to subsidiary and associated companies	**3 925**	**14 885**	- 3 740	5 526
1. Net sales of products	**249 363**	**632 974**	263 297	696 960
2. Net sales of merchandise and raw materials	**1 484**	**4 730**	3 405	7 130
II. Cost of products, merchandise and raw materials sold	**175 512**	**474 020**	178 055	507 643
- of which sold to subsidiary and associated companies	**4 974**	**10 600**	939	4 621
1. Cost of products sold	**174 940**	**472 144**	175 828	503 748
2. Cost of merchandise and raw materials sold	**572**	**1 876**	2 227	3 895
III. Gross profit (loss) on sales (I-II)	**75 335**	**163 684**	88 647	196 447
IV. Distrubution expenses	**12 642**	**34 845**	17 453	37 297
V. General administrative expenses	**26 032**	**78 081**	27 234	86 925
VI. Profit (loss) on sales (III-IV-V)	**36 661**	**50 758**	43 960	72 225
VII. Other operating income	**5 314**	**12 739**	11 068	22 523
1. Gain on disposal of non-financial fixed assets	**861**	**2 849**	7 802	10 120
2. Subsidies	**11**	**28**	5	17
3. Other operating income	**4 442**	**9 862**	3 261	12 386
VIII. Other operating expenses	**5 802**	**15 962**	12 653	28 741
1. Loss on disposal of non-financial fixed assets	**213**	**213**	0	0
2. Reveluation of non-financial fixed assets	**0**	**0**	0	0
3. Other operating costs	**5 589**	**15 749**	12 653	28 741
IX. Operating profit (loss) (VI+VII-VIII)	**36 173**	**47 535**	42 375	66 007
X. Financial income	**7 334**	**16 247**	7 855	22 420
1. Equity income – dividends	**0**	**175**	43	43
- of which from subsidiary and associated companies	**0**	**0**	43	43
2. Interest receivable	**1 129**	**3 053**	1 719	5 543
- of which from subsidiary and associated companies	**0**	**30**	0	55
3. Gain on disposal of investments	**137**	**601**	772	846
4. Reveluation of investments	**0**	**0**	0	0
5. Other financial income	**6 068**	**12 418**	5 321	15 988
XI. Financial expenses	**6 297**	**16 090**	5 951	17 567
1. Interest payable	**989**	**4 504**	2 362	7 071
- of which to subsidiary and associated companies	**0**	**0**	0	0
2. Loss on disposal of investments	**0**	**0**	0	0
3. Reveluation of investments	**0**	**989**	0	0
4. Other financial expenses	**5 308**	**10 597**	3 589	10 496
XII. Gain (loss) on disposal of entire or partial stakes of shares in subsidiary and associated companies	**0**	**0**	0	0
XIII. Profit (loss) on ordinary activities (IX+X-XI+/-XII)	**37 210**	**47 692**	44 279	70 860
XIV. Result of extraordinary itms (XIV.1. - XIV.2.)	**- 2**	**80**	0	0
1. Extraordinary gains	**26**	**115**	0	0
2. Extraordinary losses	**28**	**35**	0	0
XV. Write-down from goodwill of subsidiary companies	**0**	**0**	0	0
XVI. Write-down from negative goodwill of subsidiary companies	**197**	**590**	197	590
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	**37 405**	**48 362**	44 476	71 450
XVIII. Corporate income tax	**11 454**	**16 674**	14 456	23 665
a) current portion	**10 662**	**16 136**	13 684	25 926
b) deferred portion	**792**	**538**	772	- 2 261
XIX. Other obligatory profit decreases (loss increases)	**0**	**0**	0	0

XX. Share in net profits (losses) of companies valued under the equity method	432	593	152	634
XXI. Minority shareholders' (profit) loss	- 1 759	- 1 287	- 1 340	- 1 173
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX+/-XXI)	**24 624**	**30 994**	28 832	47 246

Net profit (loss) (on annual basis)	35 380		52 834	
Weighted average number of ordinary shares	46 077 008		46 077 008	
Earning (loss) per ordinary share (in PLN) - basic	0,77		1,15	
Diluted weighted average number of ordinary shares	0		0	
Earning (loss) per ordinary share (in PLN) - diluted	0,00		0,00	

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	3rd quarter 2002 ended Sept. 30, 2002	3 quarters 2002 ended Sept. 30, 2002 cumulative	3rd quarter 2001 ended Sept. 30, 2001	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Shareholders' Equity at the beginning of period (opening balance)	**1 385 721**	**1 112 390**	1 311 113	1 057 766
a) changes in accepted accounting principles (polices)		**261 128**		*260 679*
b) corrections of material faults		**0**		0
I. Shareholders' Equity at the beginning of period (opening balance), after restatement to comparative data	**1 385 686**	**1 373 518**	1 322 520	1 318 445
1. Share capital at the beginning of period	**92 154**	**92 154**	92 154	92 154
1.1. Changes in share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
- issuance of shares	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
- retirement of shares	**0**	**0**	0	0
-				
1.2. Share capital at the end of period	**92 154**	**92 154**	92 154	92 154
2. Not paid-up share capital at the beginning of period	**0**	**0**	0	0
2.1. Changes in not paid-up share capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
2.2. Not paid-up share capital at the end of period	**0**	**0**	0	0
3. Own shares in treasury at the beginning of period	**0**	**0**	0	0
3.1. Changes in own shares in treasury	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
3.2. Own shares in treasury at the end of period	**0**	**0**	0	0
4. Reserve capital at the beginning of period	**719 185**	**686 804**	685 089	596 918
4.1. Changes in reserve capital	**1 051**	**33 432**	382	88 553
a) additions, of which:	**1 051**	**33 695**	382	88 553
- additional paid-in capital from issuance of shares	**0**	**0**	0	0
- distribution of profit (by law)	**0**	**0**	0	0
- distribution of profit (in excess of value required by law)	**0**	**32 549**	0	84 807
- sale or disposal of tangible fixed assets	**786**	**881**	382	641
- increase of equity holdings in Orbis Transport Sp. z o.o.	**0**	**0**	0	1 649
- consolidation adjustments	**265**	**265**	0	1 456
b) reductions, of which:	**0**	**263**	0	0
- coverage of loss	**0**	**263**	0	0
-				
4.2. Reserve capital at the end of period	**720 236**	**720 236**	685 471	685 471
5. Revaluation capital at the beginning of period	**559 746**	**536 330**	517 989	518 268
5.1. Changes in revaluation capital	**1 848**	**25 264**	- 383	- 662
a) additions, of which:	**5 541**	**30 245**	0	43
- revaluation of real estste	**5 541**	**30 245**	0	0
- increase of equity holdings in Orbis Transport Sp. z o.o.	**0**	**0**	0	43
b) reductions, of which:	**3 693**	**4 981**	383	705
- sale or disposal of tangible fixed assets	**786**	**881**	383	641
- reserve for deferred income tax charged to capital	**18**	**195**	0	0
- reclassification of investments	**2 794**	**3 745**	0	0

- consolidation adjustments	95	160	0	64
5.2. Revaluation capital at the end of period	**561 594**	**561 594**	517 606	517 606
6. Other reserve capital at the beginning of period	**0**	**0**	0	0
6.1. Changes in other reserve capital	**0**	**0**	0	0
a) additions, of which:	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**0**	0	0
-				
6.2. Other reserve capital at the end of period	**0**	**0**	0	0
7. Foreign currency translation differences on the Company's divisions	**0**	**0**	0	0
8. Prior years' profit (loss) at the beginning of period	**8 231**	**51 543**	8 874	84 961
8.1. Prior years' profit at the beginning of period	**8 231**	**51 806**	8 874	87 587
a) changes in accepted accounting principles (polices)	**- 20**	**6 779**	- 4 532	2 979
b) corrections of material faults	**0**	**0**	0	0
8.2. Prior years' profit at the beginning of period, after restatement to comparative data	**8 211**	**58 585**	4 342	90 566
a) additions, of which:	**7 525**	**7 525**	0	0
- distribution of prior years' profit	**0**	**0**	0	0
- reclassification of investments	**7 525**	**7 525**	0	0
b) reductions, of which:	**1 240**	**51 614**	338	86 562
- distribution of prior years' profit	**0**	**50 980**	0	84 807
- consolidation adjustments	**1 240**	**634**	338	1 755
8.3. Prior years' profit at the end of period	**14 496**	**14 496**	4 004	4 004
8.4. Prior years' loss at the beginning of period	**0**	**263**	0	2 626
a) changes in accepted accounting principles (polices)	**92**	**92**	0	0
b) corrections of material faults	**0**	**0**	0	0
8.5. Prior years' loss at the beginning of period, after restatement to comparative data	**92**	**355**	0	2 626
a) additions, of which:	**0**	**0**	0	0
- transition of prior years' loss to be covered	**0**	**0**	0	0
-				
b) reductions, of which:	**0**	**263**	0	2 626
-coverage from reserve capital	**0**	**263**	0	0
- consolidation adjustments	**0**	**0**	0	2 626
8.6. Prior years' loss at the end of period	**92**	**92**	0	0
8.7. Prior years' profit (loss) at the end of period	**14 404**	**14 404**	4 004	4 004
9. Net profit (loss)	**30 994**	**30 994**	47 246	47 246
a) net profit	**30 994**	**30 994**	47 246	47 246
b) net loss	**0**	**0**	0	0
c) charges on the profit	**0**	**0**	0	0
II. Shareholders' Equity at the end of period (closing balance)	**1 419 382**	**1 419 382**	1 346 481	1 346 481
III. Shareholders' Equity adjusted by the proposed distribution of profit (coverage of loss)				

CONSOLIDATED SATEMENT OF CASH FLOWS

A. Cash flows from operating activities - indirect method	**3rd quarter 2002 ended Sept. 30, 2002**	**3 quarters 2002 ended Sept. 30, 2002 cumulative**	3rd quarter 2001 ended Sept. 30, 2001	3 quarters 2001 ended Sept. 30, 2001 cumulative
I. Net profit (loss)	**24 624**	**30 994**	28 832	47 246
II. Total adjustments	**25 047**	**62 968**	10 110	50 161
1. Minority shareholders' (profit) loss	**1 759**	**1 287**	1 340	1 173
2. Share in net (profits) losses of companies valued under the equity method	**- 432**	**- 593**	- 152	- 634
3. Depreciation and amortisation	**21 930**	**64 710**	21 726	63 094
- write-downs from goodwill of subsidiary companies or negative goodwill of subsidiary companies	**197**	**590**	197	590
4. (Gain) loss on foreign exchange differences	**- 107**	**96**	2 544	- 429
5. Interest and dividends	**1 260**	**4 591**	276	6 136
6. (Gain) loss on investing activities	**- 153**	**- 2 250**	- 7 990	- 10 809
7. Change in provisions	**657**	**- 1 391**	- 12 751	21 211
8. Change in inventories	**877**	**1 405**	1 853	3 048
9. Change in receivables	**- 6 001**	**- 22 414**	- 711	- 17 271
10. Change in current liabilities (excluding loans and bank credits)	**1 196**	**25 005**	- 10 810	- 11 112

11. Change in deferred and accrued expenses	**6 487**	**- 5 522**	16 301	- 12 293
12.Other adjustments	**- 2 426**	**- 1 956**	- 1 516	8 047
III. Net cash flows from operating activities (I+/-II)	**49 671**	**93 962**	38 942	97 407
B. Cash flows from investing activities	**0**	**0**	0	0
I. Cash provided by investing activities	**427 178**	**439 123**	311 900	509 867
1. Disposal of intangible assets and tangible fixed assets	**4 544**	**10 949**	10 349	17 183
2. Disposal of investments in real-estate and intangible assets	**0**	**0**	0	0
3. From financial assets, of which:	**420 833**	**426 373**	297 807	488 940
a) in subsidiary and associated companies	**0**	**530**	0	0
- disposal of securities	**0**	**530**	0	0
- dividends and shares in profits	**0**	**0**	0	0
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
b) in other companies	**420 833**	**425 843**	297 807	488 940
- disposal of securities	**420 820**	**425 830**	295 763	486 896
- dividends and shares in profits	**13**	**13**	2 044	2 044
- long-term loans collected	**0**	**0**	0	0
- interest received	**0**	**0**	0	0
- other income from financial assets	**0**	**0**	0	0
4. Other investing income	**1 801**	**1 801**	3 744	3 744
II. Cash used in investing activities	**- 446 082**	**- 502 473**	- 337 041	- 599 769
1. Purchases of intangible assets and tangible fixed assets	**- 25 233**	**- 81 476**	- 35 393	- 125 221
2. Purchases of investments in real-estate and intangible assets	**0**	**0**	0	0
3. For financial assets, of which:	**- 420 712**	**- 420 777**	- 299 801	- 466 568
a) in subsidiary and associated companies	**- 28**	**- 84**	- 500	- 8 689
- acquisition of securities	**- 28**	**- 84**	- 500	- 8 689
- long-term loans granted	**0**	**0**	0	0
b) in other companies	**- 420 684**	**- 420 693**	- 299 301	- 457 879
- acquisition of securities	**- 420 684**	**- 420 693**	- 299 301	- 457 879
- long-term loans granted	**0**	**0**	0	0
4. Dividends and other shares in profits paid to minority shareholders	**0**	**0**	0	0
5. Other investing expenses	**- 137**	**- 220**	- 1 847	- 7 980
III. Net cash flows from investing activities (I-II)	**- 18 904**	**- 63 350**	- 25 141	- 89 902
C. Cash flows from financing activities	**0**	**0**	0	0
I. Cash provided by financing activities	**8 398**	**49 898**	10 326	76 401
1. Issuance of shares and other capital securities and additional paid-in capital	**0**	**0**	0	0
2. Bank credits and loans contracted	**4 380**	**40 315**	6 355	63 888
3. Issuance of debt securities	**0**	**0**	0	0
4. Other financial income	**4 018**	**9 583**	3 971	12 513
II. Cash used in financing activities	**- 37 625**	**- 66 494**	- 17 268	- 64 268
1. Acquisition of own shares	**0**	**0**	0	0
2. Dividends and other payments to shareholders	**- 18 431**	**- 18 431**	0	0
3. Profit distribution expenses other than payments to shareholders	**0**	**0**	0	0
4. Payments of bank credits and loans	**- 13 991**	**- 34 110**	- 10 634	- 47 834
5. Redemption of debt securities	**0**	**0**	0	0
6. Payments of other financial liabilities	**0**	**0**	0	0
7. Finance lease commitments paid	**0**	**0**	0	0
8. Interest paid	**- 1 583**	**- 5 172**	- 3 037	- 6 840
9. Other financial expenses	**- 3 620**	**- 8 781**	- 3 597	- 9 594
III. Net cash flows from financing activities (I-II)	**- 29 227**	**- 16 596**	- 6 942	12 133
D. Total net cash flows (A.III+/-B.III+/-C.III)	**1 540**	**14 016**	6 859	19 638
E. Change in balance-sheet cash and cash equivalents	**1 540**	**14 016**	6 859	19 638
- of which change in cash and cash equivalents due to foreign exchange differences	**0**	**0**	0	0
F. Cash and cash equivalents - beginning of period	**102 705**	**90 229**	78 959	66 180
G. Cash and cash equivalents - end of period (F+/-D)	**104 245**	**104 245**	85 818	85 818
- of which those with restricted availability	**0**	**0**	0	0

COMMENTARY

Skonsolidowany raport kwartalny powinien ponadto zawierać informacje określone w § 61 ust. 3 i 4, z uwzględnieniem ust. 7 Rozporządzenia Rady Ministrów z dnia 16 października 2001 r. - Dz. U. Nr 139, poz. 1569 i z 2002 r. Nr 31, poz. 280

SIGNATURES

Signature (-s) of person (-s) representing the Company

Date	Name	Position	Signature

Signature of person responsible for the Company's accounting books

Date	Name	Position	Signature

Description to the consolidated report for the 3rd quarter of 2002

1. Background

1.1 This consolidated report sets out the balance sheet according to the accounting books as of September 30, 2001 and 2002, and as of June 30, 2001 and 2002, the profit and loss account, the cash flow account and comparative data concerning the changes in shareholders' equity as of the 3rd quarter of 2001 and as of the 3rd quarter of 2002.

1.2 The financial statements have been prepared on the assumption that the companies constituting the Orbis Group further continue their business operations.

1.3 The consolidated report of the Orbis Group includes:

- integrated financial statements of all the organizational units of the Company Orbis S.A. that keep separate accounts,
- financial statements of PBP Orbis Sp. z o.o.
- financial statements of Orbis Transport Sp. z o.o.,
- as well as an affiliated company, Orbis Casino Sp. z o.o., accounted for by the equity method.

The companies listed below have not been consolidated:

- Silnowa Sp. z o.o.,
- P. H. "Majewicz" Sp. z o.o.,
- Globis Poznań Sp. z o.o.,
- Globis Wrocław Sp. z o.o.

since the figures in the financial statements of the above-mentioned companies are not essential for the implementation of the obligation laid down in Article 4 section 1 of the Accounting Act dated September 29, 1994.

2. The following accounting principles have been applied for the purpose of preparing the financial statements for the third quarter of the year 2002:

2.1 Basis for preparation of the financial statements

The financial statements of the Orbis Group were prepared on the basis of accounting books kept in accordance with the Polish Accounting Standards, i.e. the Polish Accounting Act of September 29, 1994, as further amended. The principle of historic cost accounting was adopted for the purpose of preparing the financial statements.

2.2 The principles of consolidation

The consolidated financial statements prepared as of September 30, 2002, include the financial statements of the joint-stock company Orbis S.A., the financial statements of a limited liability company Polskie Biuro Podróży Orbis Sp. z o.o., in which Orbis S.A. holds 70.41% of shares, the financial statements of a limited liability company Orbis Transport Sp. z o.o., in which Orbis S.A. holds 82.38% of shares as well as the financial statements of a limited liability company Orbis Casino Sp. z o.o., in which Orbis S.A. holds a stake of 33.33%.

Each share held by Orbis S.A. in PBP Orbis Sp. z o.o. and in Orbis Transport Sp. z o.o. represents one vote. However, in the case of voting on matters involving:

1. amendments to the company's Articles of Association, including alteration of the company's core business,
2. merger of companies,
3. winding-up of a company,
4. sale of the company's business,

as well as in the instances of voting upon the company's transformation, Orbis S.A. is entitled to cast two votes per each share held.

The financial statements of Polskie Biuro Podróży Orbis Sp. z o.o. and Orbis Transport Sp. z o.o. have been fully consolidated.
The financial statements of Orbis Casino Sp. z o.o. have been accounted for by the equity method.

On the basis of Article 4 section 4 of the Act, Orbis S.A. adopted as its accounting principle (policy), that subsidiaries and semi-subsidiaries will be consolidated, if their contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 3%. Affiliates whose contribution to the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity exceeds 5% will be accounted for by the equity method in the consolidated financial statements. The total share of units excluded from consolidation in the balance sheet total or net revenues from the sale of goods, products or financial operations of the controlling (dominant) entity may not exceed 10%. At the same time, units which fulfill the above criteria of elimination from consolidation might be included in the consolidated financial statements if they are essential for other reasons.

2.3 Negative value of goodwill in subsidiaries

The negative value of goodwill in subsidiaries emerged as a result of difference between the share acquisition price and the net asset value calculated in proportion to the participation in the share capital of the subsidiary company Orbis Transport Sp. z o.o.:

Balance as of the date of consolidation	PLN 3,932 thousand
Write-offs for the entire period	PLN 3,734 thousand
Balance as of September 30, 2002.	PLN 198 thousand.

2.4 Intangible fixed assets

The intangible fixed assets shown in the financial statements have been valued at acquisition cost or manufacture cost less depreciation write-offs calculated according to the rates set forth in the Act of February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654) and less write-offs for a permanent loss in value.

2.5 Tangible fixed assets and depreciation

Fixed assets taken over from the transformed State-Owned Enterprise „Orbis" as well as those later acquired have been valued at acquisition cost increased by development and modernization costs and less accrued depreciation (write-off). The annual depreciation rate has been calculated on the basis of depreciation rates set forth in the Act of

February 15, 1992, on Corporate Income Tax (consolidated text published in the Official Journal of Laws „Dz. U." of 2000, no 54, item 654).
The value of fixed assets has been revalued from time to time in the past according to their market value or indices announced by the President of the Main Statistical Office. The net result of fixed assets revaluation is appropriated directly to the reserves. The last revaluation of the fixed assets was performed as of January 1, 1995.
Work in progress is valued at acquisition price or manufacture price, taking into account exchange rate differences and interest due throughout the duration of financing fixed assets under construction.
In case of a permanent loss in value of a fixed asset under construction, it is revalued so that its value equals the net sale price or, in the absence of the set sale price, the fair value of the fixed asset determined otherwise.

The titles to perpetual usufruct of land reported for the first time in the balance sheet have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land (due to the fact that the land has been gratuitously acquired from the local administrative authorities) in a manner matching the revaluation reserve.

The housing cooperative member's title to buildings and premises has been reported ay acquisition price.

In the past years, companies belonging to the Orbis Group benefited from the investment reliefs on corporate tax payments: Orbis S.A. during the years 1998-2000, Orbis S.A. and PBP Orbis Sp. z o.o. during the years 1994-2000, Orbis Transport Sp. z o.o. during the years 1996-2000.

2.6 Long-term investments

Long-term investments comprise real property which is not used by the Company since it was acquired for the purpose of generating economic benefits, long-term financial assets (participations, shares in other companies and long-term securities), intangibles as well as works of art. Real property is reported according to its fair value on the basis of a valuation performed by real property experts, while the remaining long-terms investments are valued at acquisition cost less depreciation write-offs due to permanent loss in value.

2.7 Interest in subsidiaries and affiliates

Interest in subsidiaries and affiliates regarded as fixed assets have been valued at acquisition cost less depreciation write-offs due to permanent loss in value.

2.8 Short-term investments

Short-term investments are reported at acquisition cost or market price (value), whichever is lower, while the worth of short-term investments for which no active market can be found is determined otherwise according to their fair value.
The titles to perpetual usufruct of land reported for the first time in the balance sheet and classified as short-term investments have been recorded at prices stated in the decisions of the local administrative authorities that constitute the basis for calculating the current fees for the use of these plots of land.

2.9 Creditors and debtors

Amounts due to creditors and from debtors, including loans and prepayments, are reported according to the actual value due to be paid.

Transactions in foreign currencies are reported according to the rate of exchange (sale or purchase) of the given currency as of the date of transaction applied by the bank which services the transactions of companies constituting the Orbis Group.

As of the date of preparation of the financial statements, all amounts due from debtors denominated in foreign currencies are converted according to the foreign currency purchase rate quoted on the given day by the bank servicing the companies of the Group, which cannot be higher than the average rate announced by the National Bank of Poland, while all the amounts due to creditors denominated in foreign currencies are converted according to the currency sale rate for the given day, which cannot be lower than that average rate announced by the National Bank of Poland for the given day.

The amounts due from debtors are revalued considering the degree of probability that the debt is collectible by way of write-offs to reduce the value of debtors. The following are the reasons to make a revaluation write-off:

- debtors are put into liquidation or bankruptcy,
- the court refuses to initiate the proceedings, if the debtor's property is not sufficient to satisfy the costs of the bankruptcy proceedings,
- debt is questioned by debtors,
- the financial standing and property of the debtor which is in default with the payment makes the collection of the debt unlikely,
- debt is overdue and there is a high degree of probability that the debt is uncollectible.

2.10 Stocks

Raw materials, semi-products and packing are appraised at their inventory value equal to the weighted average of the actual acquisition price. The acquisition cost is posted to costs in its entirety at the moment of payment. If an event that permanently reduces the value of stocks occurs during the financial year, revaluation write-offs are made.

During the year, products in hotel shops are valued at their inventory sale prices including the output VAT and the trade margin. As of the balance date, the value of stocks is adjusted to take into account the VAT and the deflections from the inventory price, hence as a result of goods are reported at the weighted average acquisition price.

2.11 Cash and cash equivalents

As of the balance sheet date, cash and cash equivalents denominated in PLN are appraised according to their nominal value, while cash and cash equivalents denominated in foreign currencies are converted into PLN at the purchase rate of exchange of the bank that services the transactions of companies constituting the Orbis Group, however, not higher than the average rate of exchange quoted by the National Bank of Poland (NBP).

2.12 Deferred costs and prepayments

Deferred costs (assets) are reported according to the nominal value of costs (expenses) actually incurred. Prepayments are reported according to the principle of prudence and include in particular the equivalent of payments received or due from business partners for services which will be provided in the next reporting periods or cash received to finance the acquisition or manufacturing of fixed assets and a negative goodwill.

2.13 Income tax

According to the Polish regulations, the companies constituting the Orbis Group calculate the income taxes due to be paid in 2002 at 28% of its taxable income.

Provisions for deferred income tax (for positive temporary gains in the profit and loss account) are determined in the amount of the income tax which is to be paid in the future.

The main factors that affect the setting-up of a deferred income tax provision are as follows:

- applying a higher depreciation rate for tax purposes than for accounting purpose,
- reporting in revenues from unpaid interest on loans granted or debt securities (deposits),
- accounting of unrealized positive foreign exchange differences,
- accounting of unpaid default interest for overdue debts.

Deferred tax assets are determined in the amount equivalent to the sum which is anticipated to the deducted in the future from the income tax due to the temporary negative differences in the tax and book value of assets and liabilities and the value of tax loss which can be deducted in the future, with the adherence to the principle of prudence. The main factors that affect the creation of the assets are as follows:

- applying a lower depreciation rate for tax purposes than for accounting purposes,
- costs paid during the financial year (for instance: salaries, costs derived from provisions for salaries),
- interest calculated by not paid on loans under contacts,
- liabilities to employees for retirements benefits and jubilee awards,
- reported unrealized negative foreign exchange rate differences,
- reported and unpaid costs of energy and telephone connections,
- cost taxes,
- periodical hotel systems franchise fees paid in advance,
- reported and unpaid costs of other services,
- benefiting from the capital cost allowance at purchase of fixed assets.

Deferred tax on operations settled directly from equity is also posted to equity.

2.14 Revenues

Sales have been assessed on the basis of invoiced amounts due for services rendered. Under financial operations, gains from the sale of securities are reported as income from financial operations, while income from foreign currency exchange transactions is the margin earned.

2.15 Equity

Equity and other assets and liabilities are assessed at their nominal value.
The item "revaluation reserve" includes the following:

- in respect of real property reported as long-term investments – the amount by which the value of investment increased as opposed to its market value is reported. Reduction in the value of investment previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation;
- in respect of the deferred tax – the increase of provisions and decrease of deferred tax assets relating to transactions settled against the equity is reported;
- in respect of fixed assets – the amounts equal to the value of increase in the value of fixed assets as a result of revaluation is reported. Reduction in the value of fixed asset previously revalued as described above reduces the value of revaluation reserve by an amount not higher than the value of addition obtained as a result of revaluation. Sale of fixed asset the value of which was increased as a result of revaluation results in appropriating the respective amount previously posted to the revaluation reserve to supplementary capital;
- the value of perpetual usufruct of land disclosed in the balance sheet was reported as an increase of capital in 2002.

2.16 Provisions

The companies belonging to the Orbis Group set up provisions for claims and anticipated or contingent losses incurred in the course of on-going business transactions, i.e. for future liquidation of assets. The reserves are also created for potential future liabilities, the amount of which can be reliably assessed, including costs related with restructuring and liabilities to employees for retirement benefits and jubilee awards.

3. Changes in the principles of accounting and reporting in the financial statements

The information included in the financial statements and pertaining to the past periods has been presented taking account the changes introduced by the amended Accounting Act of September 29, 1994, in respect of the items that are of major importance for the Company, i.e.:

3.1 the profit and loss account includes the changes in reporting of positive foreign exchange rate differences and the accrued interest on receivables, unpaid as of the date of preparing the financial statements, which prior to January 1, 2002, were reported as deferred income.

3.2 in the balance sheet:

3.2.1. the titles to the perpetual usufruct of land have been disclosed in the asset column under the item "fixed assets" (prior to January 1, 2002, these titles were reported in the off-balance sheet registers). Moreover, the following other appropriations have been made:

- the purchased titles to perpetual use of land have been posted from intangible assets to fixed assets;
- long-term investments include real property, works of art (so far reported as fixed assets) and the title to a perpetual use of land posted from an off-balance register;
- the item long-term deferred costs includes the cost of generating capital that took place in 1998 (prior to January 1, 2002, this cost was reported as intangible assets) as well as the assets held on account of deferred income tax;

- short-term investments include the title to a perpetual use of land on which the Bristol hotel is located and the Bristol hotel building, as well as other buildings and means of transportation, posted from an off-balance register,

3.2.2. Under the "liabilities" item, the value of the reported titles to the perpetual usufruct of land (reported in the off-balance sheet register prior to January 1, 2002) has been posted to revaluation reserve, while the accrued expenses have been reported as other provisions for payments due.

3.2.3 Presentation adjustments have been introduced into the balance sheet for the second quarter of 2002 and the second quarter of 2001 related to the change in the definition of an associated entity by the Company. Under the assets' item of the balance sheet, long-term financial assets in associated entities have been posted to financial assets of other entities, while under the liabilities' item, the value of liabilities to associated entities has been posted to long-term liabilities to other entities. These adjustments do not affect the balance sheet total.

3.2.4 PBP Orbis Sp. z o.o. made the following appropriations of its balance sheet items:

- the housing cooperative members' right to a housing apartment and the right of usufruct of land have been posted from intangibles to fixed assets;
- deferred income tax assets have been disclosed in the long-term deferred costs;
- the provision for the deferred income tax has been presented under the item provisions;
- deferred income has been posted to short-term creditors.

3.2.5 Orbis Transport Sp. z o.o. made the following appropriations of its balance sheet items:

- leased fixed assets have been posted to long-term receivables;
- deferred income tax assets have been disclosed in the long-term deferred costs, and
- the provision for the deferred income tax has been presented under the item provisions;

4. Analysis of figures reported in the balance sheet

4.1 As of the end of the 3rd quarter of 2002, the balance sheet of the Orbis Group total grew by 4.1% as compared to the to the balance sheet total of September 30, 2002. The dominant (controlling) entity Orbis S.A. has a major impact on the results of the Orbis Group, since its assets account for 93.5% of the assets in the consolidated balance sheet, while the revenues from the sale of its products, goods and raw materials contribute 76% of the Group's total revenues.

4.2. Assets

The structure of assets is dominated by fixed assets, the share of which fluctuates from 86.1% to 86.5%. This is due to the nature of the operations of the dominant entity which holds substantial properties in the form of hotel buildings and land. The main item under the fixed assets are thus the tangible fixed assets (94.1% at the end of the third quarter of 2002), i.e. buildings, premises, civil and water engineering constructions as well as land and titles to perpetual usufruct of land.

The remaining items of the balance sheet to a minor extent contribute to the structure of fixed assets in the Group. Long-term investments account for 4.5% of assets. The long-term deferred costs account for 1.3% and intangibles are a marginal item with a share below 1%. Companies constituting the Orbis Group invest primarily in long-term financial assets. Orbis S.A. holds the most valuable investments as it also invests in real property.

Compared to the end of the third quarter of 2001, fixed assets grew by 3.6%. The major growth (by 4.4%) took place in tangible fixed assets, amongst others, in connection with purchases and modernization of Orbis S.A. hotel buildings and investments in fixed assets by the remaining companies constituting the Orbis Group.

The value of intangible assets at the end of the 3rd quarter of 2002 accounted for 76.2% of their balance as at the end of the corresponding quarter of the past year.

Long-term investments grew by 2.1% as compared to their level as at the end of the 3rd quarter of 2001.

The share of current assets in total assets of the Orbis Group remains at almost the same level (13.6% in the 3rd quarter of 2001 and 13.9% during the reporting period). The main item with a growing share in the structure of current assets are the short-term investments (52.8% share in the structure of current assets), dominated in terms of value by cash and cash equivalents. Short-term debtors (32.2%) are mainly trade debtors. Most transactions entered into by all the companies constituting the Orbis Group are with non-affiliated entities. Compared to the balance at the end of the third quarter of 2001, the share of short-term receivables in the structure of the Group's current assets declined. The share of stocks in the total structure of current assets declined from 8.19% at the end of the 3rd quarter of 2001 down to 6.4% at the end of the 3rd quarter of 2002, mainly as a result of deliberate policy of stock limitation carried out by Orbis S.A., though such procedures are also applied by the remaining companies constituting the Orbis Group. Short-term deferred costs and prepayments account for 5.6% of current assets in the Group.

During the 3rd quarter of 2002, the balance of current assets of the Group grew by 6.8% as compared to the end of the 3rd quarter of 2001 as a result of growth of this item in the dominant(controlling) entity, since in the remaining companies, the balance of current assets declined. The major growth by 27.8% was recorded in the item short-term investments, mainly as a result of growth of cash and cash equivalents in Orbis S.A. Short-term financial assets in associated entities concern loans granted by Orbis S.A. to associated companies and remain at the same level.

During the 3rd quarter of 2002, the level of short-term debtors fell by 7.7% while the short-term deferred costs fell by 14.9% as compared to the corresponding period of the past year.

4.3 Liabilities

The shareholders' equity of the Orbis Group comprises the founding capital of the dominant company, the supplementary capital, the revaluation reserve, past year's profits brought forward and the net profits. The ratio of shareholders' equity to total liabilities fluctuates slightly and accounted for 81.7% of the Group's total liabilities in the third quarter of 2002. The founding capital accounts for 6.5% of the shareholders' equity, the supplementary capital for 50.7% and the revaluation reserve for 39.6%.

Provisions and long-term creditors dominate in the structure of outside sources of financing (51% of the total creditors and provisions in the third quarter of 2002 and 53.5% in the third quarter of 2001).

In the third quarter of 2002, provisions and creditors account for 17.6% of the Group's total liabilities. Provisions for future liabilities account for 31.6% of total creditors, while short-term creditors account for 39.1% and long-term creditors account for 26.3%. Accruals and deferred income account for 3% of creditors and provisions for future liabilities and mainly comprise short-term deferred operating income.

As compared to the 3rd quarter of 2001, the value of equity grew by 5.4%.

The level of provisions at the end of the third quarter of 2002 accounted for 83.8% of provisions at the end of the third quarter of 2001. In terms of value, the major item are the provisions for retirement benefits and equivalent (51.5%), the balance of which as compared to the corresponding period of the past year declined by 25.6%. In the entire Group, the amount of provisions for retirement benefits and equivalents equaled PLN 49,743 thousand.

As compared to the balance at the end of the third quarter of 2001, long-term creditors grew by 5.9%.

The amount of short-term creditors grew by 12.1%. A majority of creditors are liabilities towards other companies (89.2%). Only Orbis S.A. and PBP Orbis reported liabilities towards associated companies.

5. Analysis of the figures reported in the financial statements – changes in equity

Since the end of the 3rd quarter of 2001, the balance of shareholders' equity of the Orbis Group increased and, at the beginning of the 3rd quarter of 2002, it was by 5.7% greater than during the corresponding period of the past year.

No changes occurred in the share capital of the Group in the period under discussion.

Throughout the three quarters of the year 2002, the balance of supplementary capital of the Orbis Group grew by 4.9%. At that time, the supplementary capital increased as a result of distribution of Orbis S.A. profits from the preceding years and posting certain amounts from the revaluation reserve to supplementary capital due to changes in the balance of assets. The decrease was brought about by the coverage of losses from previous years connected with the returning by Orbis S.A. of an office building that had been taken away under the nationalization scheme in the times of the Polish People's Republic, to heirs of previous owners of the said building. As a result, at the end of the 3rd quarter of 2002, it was by 5.1% higher than at the end of the 3rd quarter of 2001.

Changes in the balance of the revaluation reserve are attributable to the revaluation of titles to perpetual usufruct of land held by Orbis S.A., reclassification if investments and posting appropriate amounts to supplementary capital as a result of the sale of fixed assets. Throughout the three quarters of 2002, the balance of the revaluation reserve increased by 4.7%.

Changes in the net profit generated by the Group in the preceding years were brought about by the appropriation of part of profit from previous years to the shareholders' equity under the "supplementary capital" item and designation of part of the profit generated by Orbis S.A. for the payment of dividend. The loss from previous years was covered from the supplementary capital. At the end of the reporting period, the profit from past years totaled PLN 14,404 thousand.

In the current period the net profit generated by the Group amounted to PLN 30,994 thousand, which accounted for 65.6% of the figure reported in the 3rd quarter of the year 2001.

At the end of the 3rd quarter of 2002, the shareholders' equity of the Group was 1.419.382 thousand and was by 5,4% higher than at the end of the 3rd quarter of 2001.

6. Analysis of figures reported in the cash flow statement

The cash flow statement of the Orbis Group is prepared by indirect method.

In the 3rd quarter of 2002, the companies belonging to the Orbis Group reported positive net cash flow from operating activities.

The cash is derived from net profits, supplemented by non-cash costs, primarily depreciation and decrease in the balance of net current assets. The balance of cash flows from the core activity declined by 3.5% after three quarters of the year as compared to the corresponding period of the past year.

The investment activities have been dominated by expenditure of PBP Orbis for acquisition of financial assets in other companies. Yet another item is the expenditure incurred by Orbis S.A. for hotel modernization and by Orbis Transport for purchase of means of transportation

The main revenues came from sale of financial assets by PBP Orbis. Large investment activity of the companies constituting the Orbis Group brought negative cash flow from such type of operations.

The companies avail of credit financing which are the main item of revenues in financial activities. After three quarters of 2002, revenues from this source of financing went down by 34.7% as compared to the corresponding period of the past year. Expenditure is predominantly the repayment of credits and loans with interests as well as the payment of dividend by Orbis S.A. The net cash flow from financial operations in the Group is negative.

The cash flow from operating activities suffices to cover the financing of the investment needs and repayment of liabilities with interest. At the end of the third quarter of 2002, the balance of cash and cash equivalents in the Group went up.

7. Performance of the Orbis Group

7.1. The overall result of the Orbis Group can be broken down as follows:

1. Performance of consolidated companies, i.e.:

- Orbis S.A.		profit of PLN 24 734 thousand
- PBP Sp. z o.o.		profit of PLN 1 390 thousand
- Orbis Transport Sp. z o.o.		profit of PLN 4 974 thousand
Total profit		**PLN 31 098 thousand**

2. And the following adjustments:

- share of minority shareholders in the profit	+	PLN 1 287 thousand
- negative goodwill write-offs	+	PLN 590 thousand
- contributed profits of Orbis Casino Sp. z o.o.	+	PLN 593 thousand
Total adjustments	+	**PLN 104 thousand**
Total as of September 30, 2002	+	**PLN 30 994 thousand**

7.2 In the 3rd quarter of 2002, the sales revenues generated by **Orbis S.A.** equaled PLN 172 128 thousand and were by 8.2% lower than in the 3rd quarter of 2001. The number of available rooms in the Orbis hotel network increased by 3.5% while the number of room nights sold by hotels was lower by 7.4% than in the corresponding period of the preceding year. Hence, the occupancy rate in hotels fell by 6.3 percentage points as compared to the 3rd quarter of 2001.

The average rate per room equaled PLN 205.7, reflecting a reduction by 1.2% as compared to the third quarter of 2001. The revenue per available room in the Orbis S.A. hotel network equaled PLN 109.6 as compared to PLN 124 in the corresponding period of the past year. A clear deceleration in the rate of decline of the average daily rate in Orbis hotels during the third quarter of 2002 is a direct effect of the weaker exchange rate of PLN against the EURO. Particularly in the third quarter, such an exchange rate level allowed hotels to generate higher prices when making settlement in this currency in the segment of the foreign incoming traffic.

The share of business customers in the number of rooms sold fell to 38.8% as compared with 42.8% in the third quarter of 2001 and with 50.3% in the third quarter of 2000. Consequently,

the share of tourists in the number of rooms sold grew to 61.2% as compared with 57.2% in the third quarter of 2001 and with 49.7% in the third quarter of 2000.

The decline in the number of rooms sold by the Orbis S.A. hotel network in the third quarter of 2002 is attributable to the GDP growth dynamics in Poland, forecasted as falling within the range from 1.5% to 2.0%. Considering the present, enormously intense, development of competition at the hotel market in several cities in Poland, such rate of growth is insufficient for many hotels to achieve growth in sales of hotel services. In addition, the sales policy of newly opened hotels, which promote a new product on the market, compels all the operators to apply a deeply flexible rate policy and results in generating lower rates for rooms sold.

The shifting guest structure in Orbis hotels is also a consequence of the macroeconomic conditions prevailing in Poland; yet, it must be noted that the Orbis Group introduced a new guest classification rules as from the beginning of the year 2002, thus the figures of guest segmentation are not directly comparable to those of 2001. Should Orbis continue to use the guest classification framework applied in 2001, the decline in the number of rooms sold to business guests would have been lower and the decline in the number of rooms sold to tourists would have been higher.

The performance of the Orbis Group for the three quarters of 2002 and the first half of 2002 reflects decelerated declines. During the three quarters of 2002, sales declined by 11.7% as compared to the past year, whereas in the first half of the year, the decline equaled 13.5%. The number of available rooms during the three quarters of 2002 equaled 10 038 and increased by 1.6% as compared with the corresponding period of the past year. Hence, considering the reduction of the rooms sold by 9.3%, the occupancy rate in Orbis hotels fell by 5.6 percentage points. The Average Daily Rate equaled PLN 209.9 and fell by 4.9%. The revenue per available room in the Orbis hotel network went down to PLN 98.4, accounting for 84.9% of the past year's result.

The share of business customers in the number of rooms sold fell to 47.8% as compared with 54.4% during the three quarters of 2001 and with 61.0% during the three quarters of 2000. The share of tourists in the number of rooms sold grew to 52.2% as compared with 45.6% during the three quarters of 2001 and as compared with 39.0% during the three quarters of 2000.

The Company continues the employment restructuring program which brought about a drop in the employment level at the end of the 3rd quarter of 2002 by 11.8% as compared to the past year (in hotel branches, this decline equaled 12.7%). The average employment throughout the three quarters of 2002 equaled 6,799 employees, while in the third quarter alone, 6,665 employees. The average remuneration in the amount of PLN 2 484 is by 0.6% lower than that paid out in the preceding year. The employment coefficient per available one room went down from 0.73 at the end of the 3rd quarter of 2001 to 0.63 in the year 2002.

At the end of the 3rd quarter of 2002 the costs of finished products, goods for resale and raw materials sold were at the level of 90.4% of the costs recorded in the corresponding period of the preceding year, cost of sales was by 7.9% higher while the costs of general overheads were by 7.2% lower. In the 3rd quarter of the year 2002, these figures were as follows: the costs of finished products, goods for resale and raw materials sold at the level of 94% of the figure recorded in the preceding year, costs of sales were higher by 4%, whilst the costs of general overheads by 1.8%.

Net sales revenues after three quarters of 2002 represent 97.5% of total revenues, while costs of finished products, goods for resale and raw materials sold contribute 75.6% to the total costs; therefore changes of these items to a greatest extent affect the result generated by the Company.

After three quarters of the year 2002, Orbis S.A. generated operating profit equaling PLN 43.049. Considering the results of other operations, the operating profit equaled PLN 37 468 thousand, which accounts for 63% of the result achieved during the same period of time in 2001.

During three quarters of 2002, the Company generated financial income of PLN 4 877 thousand (by 41.8% lower than during the three quarters of 2001), while the costs came to PLN 3 996 thousand (by 14.2% higher than during the three quarters of 2001). In consequence, financial result was at the level of 18% of the last year's result. A major item in financial income includes income from interest and other financial income, comprising among others revenues from trade marks and revenues from the real property held as investments. Likewise, the dominant item of financial costs is the income from interest followed by financial costs (amongst others, the costs of the remaining revenues, loss on property liquidation).

Gross profit as at the end of the three quarters of 2002 totaled PLN 38 429 thousand, while in the corresponding period of the preceding year it amounted to PLN 64 391 thousand, which translates into a decline by 40%.

The net profit generated by the Company during the three quarters of the year 2002 came to PLN 24 734 thousand which accounts for 56.1% of the net profit recorded in the corresponding period of the preceding year. In the 3rd quarter of 2002 alone, the net profit amounted to PLN 18,341 thousand and recorded a decline by 26.8% as compared to the result reported in the 3rd quarter of 2001.

7.3 After three quarters of 2002, **PBP Orbis Sp. z o.o.** recorded sales revenues of PLN 140 924 thousand, reflecting a 10% decrease as compared to the corresponding period of the past year. This is mainly attributable to a decline of revenues from foreign outgoing traffic due to lower demand and preeminence of purchases of cheap offers, from foreign incoming traffic due to a diminished number of arrivals and the prevailing strong exchange rate of Zloty and from domestic traffic where the decline is to a large extent attributable to reclassification of hotel reservations which have formerly been classified as such, while at present, i.e. since January 1, 2002, are classified as travel services. The increase of revenues was recorded only in travel services; yet, a change consisting in the shift of revenues from hotel reservations has been a substantial source of this growth. With this change excluded, the growth of in revenues from that field of activity would have been smaller.

The costs of goods and raw materials sold during the three quarters of 2002 amounting to PLN 122,473 thousand were smaller by 4.1% than in the corresponding period of 2001.

Sales revenues accounted for 92.2% of total revenues, while costs of finished products, goods for resale and raw materials sold contributed 81.3% to the total costs.

The costs of sales accounted for 47.5% of costs incurred in the past year, whilst the costs of general overheads were by 22.6% lower.

Other operating income includes dissolved reserves of past years, advertisements published in the Orbis catalogue and receipts from supervision over license. The main items of the other operating expenses are depreciation of goodwill and write-offs for doubtful receivables. Considering the results of other operations, the operating profit generated by the Company during three quarters of the year 2002 equaled PLN 48.9% of the result achieved during the same period of time in 2001.

After nine months of 2002 Orbis Travel achieved a positive balance of financial operations. Nonetheless, revenues accounted for 86.7% of the revenues generated during three quarters of the past year and the costs accounted for 86.9% of the costs of the past year.

As a result, after the three quarters, the Company generated a gross result of PLN 2,218 thousand, while the net financial result equaled PLN 1,390 thousand, i.e. 78.3% of the result achieved in the corresponding period of the past year.

The Company continues its employment reduction efforts, mainly in the financial and accounting departments, administration and transportation. In the third quarter of 2002, the average employment was by 11.9% lower than in the corresponding period of the past year and totaled 632 employees.

7.4 At the end of the 3rd quarter of 2002, **Orbis Transport Sp. z o.o.** generated sales revenues of PLN 58.675 thousand, i.e. by 11.6% more than at the end of the 3rd quarter of the past year. The ratio of sales revenues to the total revenues of the Company amounts to 92.3%, thus fluctuations in their level have the greatest impact upon the company's performance.

At the same time, the costs of products sold equaled PLN 47,928 thousand and rose by 4% as compared to the past year. Costs of sales accounted for 84.9% of the total costs. The costs of sales remained at the past year's level, while he costs of the general overheads were by 5.9% higher.

Taking into account the remaining operating expenses and incomes, pertaining mainly to the sale of property, the Company generated an operating profit of PLN 9,292 thousand, i.e. by 89% more than after the third quarter of 2001.

Compared to the past year when the Company generated high financial income due to positive foreign exchange differences which arose at the time of repayment of a foreign currency-denominated loan, in the third quarter of 2002 these revenues are at a minimum level. The Company incurs financial costs related to repayment of credits, however, due to the change in the structure of financing and type of credits

The company continues to optimize employment level by way of lay-offs of coach drivers and technical facilities' employees. During the three quarters of 2002, the average employment was 207 persons, while the average gross salary during the period in question amounted to PLN 2,452.83 and was by 7.2% higher than in the corresponding period of the past year.

8. Additional information

8.1 As of September 30, 2002, the value of the share capital amounts to PLN 92 154 016, and comprises of 46 077 008 shares having a par value of PLN 2 each. Shareholders who hold over 5% of the share capital include:

Shareholder	Share of votes at the General Assembly as of September 30, 2001.	Changes from September 30, 2001, till September 30, 2002	Share of votes at the General Assembly as of September 30, 2002.	No of shares as of September 30, 2002.
Accor S.A..	20%	7.17 % pt	27.17%	12 519 251
Reib International Holdings Limited	12.42%	-2.05 % pt	10.37%	4 778 190
State Treasury	6.24%	-2.17 % pt	4.07%	1 875 000
Globe Trade Centre S.A	5%	-	5%	2 303 853
JP Morgan Fleming Asset Management Ltd.	0%	5.00 % pt	5%	2 307 600
CU OFE BPH CU WBK	0	4.34 % pt	4.34%	2 000 000
Other shareholders	56.34%	-12.29 % pt	44.05%	20 293 114

8.2. As of September 30, 2002, the share capital of the Polskie Biuro Podróży Orbis Sp. z o.o. amounted to PLN 16 453 900. Its shareholders include:

Shareholder	% share in equity as of September 30, 2001.	Changes from September 30, 2001, till September 30,, 2002	% share in equity as of September 30,, 2002.
Orbis S.A.	69.887	+0.522	70.409
Beton Stal S.A.	16.191	+0.121	16.312
Invor Sp. z o.o.	5.383	+0.004	5.423
Chrobot Reisebüro	0.243	+0.002	0.245
Wilanów Sp. z o.o.	0.063	+0.001	0.064
Biuro Podróży Zbigniew	0.09	0.00	0.009
Natural persons	8.224	-0.686	7.538

8.3 As of September 30, 2002, the Company's equity amounted to PLN 14 429 300. Its shareholders include:

Shareholder	% share in equity as of September 31, 2001.	Changes from September 31, 2001, till September 31, 2002	% share in equity as of September 31, 2002.
Orbis S.A.	82.383	+2.054	84.437
L.G. Petro Bank S.A.	13.521	+0.337	13.858
Invor Sp. z o.o.	0.965	-0.965	0
Chrobot Reisebüro	0.354	+0.008	0.362
PBP Orbis Sp. z o.o.	0.180	+0.005	0.185
Natural persons	2.597	-1.439	1.158

8.4. As of September 30, 2002, the founding capital of the Orbis Casino Sp. z o.o. amounted to PLN 2 592 000. Its shareholders include:

Orbis S.A.	–	33.33%
Finkorp Sp. z o.o.	–	33.33%
ZPR S.A.	–	33.33%

9. Other events affecting the financial standing of companies constituting the Orbis Group

9.1 On January 25, 2002, the Extraordinary General Assembly of Orbis Shareholders adopted a resolution concerning filling the vacancy in the Supervisory Board and appointed Mr. David Netser as member of the Supervisory Board.
/Current report no 1/2001/.

9.2 On March 12, 2002, the Supervisory Board of Orbis S.A. passed a Resolution no 10/V/2002 whereby it decided to prolong the agreement with a licensed auditor Deloitte & Touche Services Sp. z o.o., having its corporate address in Warsaw, at 6, Fredry street, registered on the list of chartered accountants under the number 73, that has been co-operating with Orbis S.A. and has audited its financial statements since the year 2000 and to entrust the said auditor with the task of examining and auditing the financial statements of the company Orbis S.A. and the consolidated financial report of the Orbis Group for the year 2002 as well as financial statements for years 2001 and 2002 prepared according to the International Accounting Standards.
/Current report no 7/2001/.

9.3 On May 21, 2002, the Supervisory Board appointed the following persons as members of the Management Board in Orbis S.A. for the 5th term of office of the Board:

1/ Maciej Grelowski	- President of the Management Board
2/ Ireneusz Węgłowski	- Vice-President of the Management Board
3/ Andrzej Szułdrzyński	- Vice-President of the Management Board
4/ Krzysztof Gerula	- Vice-President of the Management Board
5/ Yannick Rouvrais	- Member of the Management Board

The above mentioned persons served as members of the Orbis S.A. Management Board during the fourth term of office of the Board.
/Current report no 12/2001/.

9.4 The annual Ordinary General Assembly of Orbis S.A. Shareholders was held on June 26, 2002. The Assembly approved:

1. Supervisory Board' report on the results of its review of the financial statements for the financial year ended December 31, 2001, of the Management Board's report as well as of the motions of the Management Board concerning the division of net profits for the year 2001 and allocation of the reserve capital to cover the past years' loss reported in the balance sheet prepared as at December 31, 2001;
2. Management Board's report on the activity of „Orbis" S.A. for the period from January 1, 2001, up till December 31, 2001;
3. Financial statements of the Company for the financial year 2001 including:

- balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,291,770,534.89 (say: one billion two hundred ninety one million seven hundred seventy thousand five hundred and thirty four Polish Zloty and 89 Grosze);
- profit and loss account for the period from January 1, 2001, up till December 31, 2001, showing a net profit of PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze);
- cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 20,745,211.02 (say: twenty million seven hundred forty five thousand two hundred and eleven Polish Zloty and 02 Grosze);
- additional notes;

4. Apportionment of the net profit generated during the financial year ended December 31, 2001, amounting to PLN 50,978,020.01 (say: fifty million nine hundred seventy eight thousand and twenty Polish Zloty and 01 Grosze) to:
   - reserve capital - amount of PLN 32,547,216.81 (say: thirty two million five hundred forty seven thousand two hundred and sixteen Polish Zloty and 81 Grosze),
   - dividend - amount of PLN 18,430,803.20 (say: eighteen million four hundred thirty thousand eight hundred and three Polish Zloty and 20 Grosze);

and granted a vote of discharge to members of the Management Board and the Supervisory Board in respect of performance of their duties in the financial year ended December 31, 2001.

The Ordinary General Assembly of Shareholders also granted its consent for the allocation of the Company's reserve capital to cover the past years' loss in the amount of PLN 263,496.96 (say: two hundred sixty three thousand four hundred and ninety six Polish Zloty and 96 Grosze) reported in the balance sheet prepared as at December 31, 2001.

9.5 The Ordinary General Assembly of Shareholders also approved the annual consolidated financial statements of the Orbis Group, prepared as of December 31, 2001, including:

- consolidated balance sheet prepared as of December 31, 2001, showing the total assets and liabilities figure of PLN 1,382,315,000 (say: one billion three hundred eighty two million three hundred and fifteen thousand Polish Zloty);
- consolidated profit and loss account for the period from January 1, 2001 up till December 31, 2001 showing a net profit of PLN 51,201,000 (say: fifty one million two hundred and one thousand Polish Zloty);
- consolidated cash flow statement for the period from January 1, 2001, up till December 31, 2001, showing a change in the balance of cash and cash equivalents during the financial year by a net amount of PLN 18,985,000 (say: eighteen million nine hundred and eighty five thousand Polish Zloty);
- additional notes;
- report on the activity of the group during the year 2001.

9.6 The Ordinary General Assembly of Shareholders also granted its consent for.

1) transfer, by way of an open unlimited tender, of the ownership title to the real property located in London, at Cumbrian Gardens 67 NW2 and 1ED, along with furnishings;
2) transfer of the title to land with buildings located in Zielona Góra at 9a, Staszica street;
3) transfer, without recourse to the tender procedure, to the Municipal Office in Zielona Góra, of the title to perpetual usufruct of land located in Zielona Góra, at Stanisława

Wyspiańskiegó street, registered in the land and mortgage register KW 39818 kept by the District Court in Zielona Góra;

4) transfer, by way of an unlimited public written tender, of the title to real property located in Poznań, at 12, Św. Wincentego street, composed of:
   - right of perpetual usufruct of a plot of land no 5/11 (central map section, sheet 6-7) having an area of 7310 m^2,
   - ownership title to laundry building having an area of 2,360 m^2,
   - ownership title to storehouse having an area of 720 m^2,
   - ownership title to local electric energy & trafo station having an area of 28.5 m^2,

   registered in the land and mortgage register no KW 120879 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division;
5) acquisition of the right of perpetual usufruct of:
   - a plot of land no 3/2 having an area of 122 m^2,
   - and plot no 7/1 having an area of 930 m^2,

   registered in the land and mortgage register no KW 139916 kept by the District Court in Poznań, XIII Land and Mortgage Registry Division.
6) sale of the right of perpetual usufruct of real property located in Sosnowiec, at 5, Kresowa street, composed of a part of the plot no 1/43 having an area of 708 m^2 registered in the land and mortgage register no KW 24172 kept by the District Court, VI Land and Mortgage Registry Division in Sosnowiec to "ZASADA S.A." company without recourse to the tender procedure.

9.7 The Ordinary General Assembly of Shareholders further approved for implementation Annex No 1 to the Social Pact dated July 11, 2000, executed by and between Accor S.A., FIC Globe LLC and Globe Trade Centre S.A. on the one hand, and the national trade union organizations, i.e. the Interregional Coordination Commission of NSZZ „Solidarność" of ORBIS Employees with its office in Gdańsk and the Board of the Federation of Trade Unions of Orbis Employees with it office in Poznań, on the other hand, that has been approved for implementation by virtue of resolution no 6 of the Extraordinary General Assembly of "Orbis" S.A. dated October 3, 2000.
/Current report no 17/2001/.

9.8 On June 26, 2002, the "Orbis" S.A. Supervisory Board appointed Mr. Laurent Picheral as a member of the "Orbis" S.A. Management Board for its 5th tenure.
/Current report no 18/2001/.

9.9 On July 1, 2002, Orbis S.A. and Accor Poland executed an Amending Annex to the Conditional General Franchising Agreement executed on July 26, 2000, relating to the Novotel Warszawa Centrum Hotel in Warsaw, by virtue of which the said hotel, owned by "Orbis" S.A. and so far operating as the Forum hotel in Warsaw, as from July 1, 2002 began its operations under the Novotel mark. At present, the hotel is undergoing refurbishment works which are planned to be finalized in mid-2004.
/Current report no 21/2002/

9.10. The rating agency Fitch Ratings awarded a domestic long-term rating to Orbis S.A. The Company was rated "A-(pol)" with a stable perspective. Thus, the process of changing the rating awarded by CERA S.A. for a domestic rating by Fitch Ratings has been finalized.

The said rating reflects the leading position of Orbis S.A. at the Polish hotel market, a good credit profile, participation of Accor as a strategic investor in the Company as well as susceptibility of the hotel industry to fluctuations of business trends.

Domestic rating at "A(pol)" level stands for "high credibility as compared to other business operators evaluated in the same country. However, changes in the environment or business conditions might affect the capability to timely perform financial obligations to a greater extent than in the case of financial obligations classified into a higher category."
/Current report no 24/2002/

9.11. On August 23, 2002, "Orbis" S.A. signed an agreement with CA-IB Financial Advisers Ltd., which leads an advisory consortium composed of SGandR Valuation Services Company acting as a branch in London, Great Britain, of HVS International – an American company, BDO Polska Ltd. and Allen and Overy, A. Siemiątkowski LLP. The consortium will advise in carrying out the share purchase transaction in companies Hekon Hotele Ekonomiczne S.A. and Societe d'Exploitation Hotel Ltd. that manage the hotel assets of Accor Poland.
/Current report no 26/2002/

9.12 On September 20, 2002, Orbis S.A. and the Polish oil corporation, Polski Koncern Naftowy ORLEN S.A signed a letter of intent and an agreement concerning purchase by PKN ORLEN S.A. of shares in the company AWSA Holland II BV established under the Dutch law ("Company").

The projected transaction will involve 165,924 of the Company's shares (i.e. all the shares held by Orbis S.A.), being the sole shareholder of the company operating under the business name AWSA Holland I BV, established under the Dutch law, holding 98.85% of shares in the company operating under the business name Autostrada Wielkopolska S.A. established under the Polish law.

The agreement provides for a prepayment towards the Company's share sale price to Orbis S.A. in the amount of PLN 20,000,000. The purchase price and the remaining terms of the above-mentioned transaction shall be determined by Orbis S.A. and PKN ORLEN S.A. in the course of further negotiations.
/Current report no 28/2002/

9.13 On October 24, 2002, the Company signed an Annex to the Agreement executed with PKN Orlen S.A. on September 20, 2002, concerning purchase by PKN Orlen S.A. of shares in a company established under the Dutch law and operating under the business name AWSA Holland II BV. By virtue of the said Annex, the parties have prolonged, until November 15, 2002, the deadline for conclusion of negations by way of signing the share sale agreement.

In consequence of signing the Annex with PKN Orlen S.A., the validity of the option to demand the repurchase of shares by Kulczyk Holding S.A., exercisable by Orbis S.A., has been prolonged until December 31, 2002.
/Current report no 32/2002/

8.14 On June 17, 2002, an Ordinary Shareholders' Assembly of PBP Orbis Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on December 31, 2001, amounting to PLN 2,740.57 for the reserve capital of the Company.

8.15 On June 10, 2002, an Ordinary Shareholders' Assembly of Orbis Transport Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on December 31, 2001, amounting to PLN 1,306,690.77 for the reserve capital of the Company.

8.16 On May 22, 2002, an Ordinary Shareholders' Assembly of Orbis Casino Sp. z o.o. was held. The Assembly approved the annual financial statements of the Company for the financial year 2001 and allocated the net profit generated in the financial year ended on December 31, 2001, amounting to PLN 1,358,703.33 for the reserve capital of the Company.

10. Litigation pending in courts of law and public administration authorities

No court or administrative proceedings of a total value in excess of PLN 142 million, which corresponds to 10% of the equity shown in the balance sheet prepared as of September 30, 2002, were initiated against or by the companies constituting the Orbis Group.

10.1. Among the pending court litigation, the case of the **„Hotel Europejski" in Warsaw** is of particular importance to the Company. The case concerns the reinstatement of the real property with the building of the Europejski Hotel situated thereon, located in Warsaw, at 13, Krakowskie Przedmieście street, plot no 51/1, 51/2 and 51/3, having a total area of 330 m^2, land and mortgage register no KW 201926, to the company which owned this real property prior to September 1, 1939, i.e. the company „Hotel Europejski w Warszawie" S.A. The following proceedings are currently pending in this case:

a) Litigation before the civil court initiated by Orbis S.A. against the Head of the Warsaw County to obligate the defendant, i.e. the State Treasury, to transfer, against consideration of PLN 26 276 875, the ownership of the land to Orbis S.A. The proceedings are pending.
b) Proceedings before Supreme Administrative Court on complaint filed by ORBIS S.A. against the decision no. GN.5.1-Z-14/01 of February 27, 2001 issued by the Chairman of the Office of Housing and Urban Development upholding the decision of the Voivod of the Mazowieckie Province no.119/00 issued on November 6, 2000 refusing to suspend proceedings. The date of the hearing has been fixed at November 15, 2002.
c) On September 19, 2001, the President of the Supreme Court lodged an extraordinary appeal (case file no III 191/01) against a ruling of the Supreme Administrative Court dated March 28, 2001, by virtue of which the complaint filed by Orbis S.A. against the decision of the Mazowiecki Voivod dated December 5, 2000, concerning a perpetual use of land, was rejected. The date of the hearing has been fixed at November 7, 2002.
d) In a letter dated July 4, 2002, Orbis S.A. applied to the head of the Warsaw-Centrum Commune, Mr. Jan Wieteska, with a request to apply (consider the purposefulness of applying) to the Minister of Internal Affairs and Administration to declare as invalid, on the grounds of Article 156 § 1 point 2, that the decision of the National Property Committee dated February 1, 1994, which upheld in force the decision of he Warsaw Voivod dated August 16, 1993, concerning refusal to declare acquisition, by operation of the law, by the Warsaw-Śródmieście District Commune, of real property with buildings, located in Warsaw, at 13, Krakowskie Przedmieście street, along with declaring the invalidity of the latter decision. So far, no response has been received.

10. 2. Kasprowy Hotel in Zakopane.

The case pending before the District Office in Nowy Targ was initiated by Helena Leśniak and Bronisława Biernacik for a reinstatement of their title to parts of plots no 185/2 and 185/3, map section 75 (total area of around 2.5 hectare) located in Zakopane, at the spot named Polana Szymoszkowa. By a decision dated July 31, 1996, the head of the District Office in Nowy Targ refused to reinstate the title to part of the said plots. This decision was revoked by the Nowosądeckie Voivod on September 24, 1996, and passed for further examination. The complaint filed on October 29, 1996, on behalf of Orbis S.A. before the Supreme Administrative Court in Warsaw against the above mentioned decision of the Voivod has been rejected. At present, the case will again be adjudicated by administrative authorities of the first instance. The case filed have been passed to the Supreme Administrative Court as a result of a complaint filed by Orbis S.A. against a decision of the President of Housing and Municipal Development Office dated April 26, 2001, that upheld in force, after another review of the case, the decision of January 26, 2001 concerning suspending the proceedings relating to declaration of invalidity of the decision of the Nowosądeckie Voivod dated August 11, 1994, concerning granting the title to property. The date of the hearing has not yet been fixed.

10.3. Kasprowy Hotel in Zakopane.

The case concerning termination of the right to perpetual usufruct of the plot no 203/1 with an area of 30, 543 m^2 located in the spot named Polana Szymoszkowa granted to Orbis S.A. was again pending before the Nowosądeckie Voivod upon application filed by Czesława Ross and Maria Walczak. On December 22, 2000, the Supreme Administrative Court, external unit in Kraków, annulled the decision of the Nowosądeckie Voivod dated December 29, 1999, and of the Head of the District Office in Nowy Targ dated March 14, 1996 concerning refusal to terminate the perpetual usufruct title in possession of Orbis S.A. On August 22, 2002, having reviewed the appeal of Mrs. Czesława Ross and Maria Walczak against the decision of the head of the Tatry district dated March 5, 2002, concerning annulment of the administrative proceedings concerning termination of the title to perpetual held by Orbis S.A., the Małopolskie Voivod upheld the decision that has been appealed against in full force and effect and terminated the proceedings.

10.4. Grand Hotel in Warsaw.

The case was initiated by Mrs. Barbara Łukasik and Mr. Wiesław Pióro to declare invalidity of the administrative decision no PB/3318/50/4802/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (part of plots no 133/1 and 133/2 having an area of 558m^2), located at 20, Hoża street, mortgage no 1651/2-A. The President of the Municipal Office and the Municipal Council passed a decision in this matter on August 8, 2001 that refused to declare the decision dated June 12, 1950, invalid. The applicant, Mrs. Barbara Łukasik, requested a review of the case by the Office. In response, the resident of the Municipal Office and the Municipal Council issued a decision dated October 26, 2001, whereby it upheld the former decision dated August 8, 2001. Mrs. Barbara Łukasik complained to the Supreme Administrative Court in Warsaw. In response to a complaint dated February 6, 2002, the President of the Municipal Office and the Municipal Council applied for its rejection.

10.5. Grand Hotel in Warsaw.

On March 20, 2000, the successor to the former co-owner of the land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of $23m^2$), located at 19, Wspólna street, Mrs. Joanna Ostrowska-Bazgier, applied to the Housing and Municipal Development Office to declare invalidity of the administrative decision issued by the President of the City of Warsaw on April 11, 1950, that refused to grant to the former owners the right to temporary ownership of the real property. The application was not reviewed and in a decision dated August 21, 2000, and December 11, 2000, the President of the Housing and Municipal Development Office refused to declare the said decision as invalid. On January 16, 2001, Joanna Ostrowska-Bazgier filed a complaint before the Supreme Administrative Court against the decision dated December 11, 2000, passed by the President of the Housing and Municipal Development Office that refused to declare the said decision invalid, while the President of the Municipal Office and the Municipal Council applied for its rejection. By a decision dated September 20, 2002, the Supreme Administrative Court revoked the decision of the President of the Municipal Office and the Municipal Council on the grounds of "Material breach of case law" and "failure to explain precisely what exactly was the subject of the proceedings".

10.6. Grand Hotel in Warsaw.

The case was initiated by Mr. Romuald Wrzecian to declare invalidity of the decision no PB/3318/50/U/4804/50 issued by the National Council's Presiding Board of the City of Warsaw on June 12, 1950, that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw (parts of plots no 133/1 and 133/2 having an area of $478m^2$), located at 16, Hoża street. The President of the Municipal Office and the Municipal Council issued a decision whereby it refused to declare invalidity of the appealed-against decision of June 12, 1950. Next, by a decision dated February 14, 2002, having examined the application for a review of this case, the President of the Housing and Municipal Development Office upheld in force the appealed decision of August 30, 2001.

10.7. Mercure-Unia Hotel in Lublin.

Regulatory proceedings initiated by the Catholic University in Lublin (KUL) and involving the participation of Orbis S.A. concerning reinstatement of the KUL as the owner of the real property having an area of 1623 m^2, located in Lublin at 1, Akademicka street and 14, Racławickie avenue, have been pending before the Property Commission in Warsaw since 1992. On July 20, 1998, KUL and Orbis S.A. executed a memorandum of understanding concerning conciliatory adjustment of the legal boundary of the real property separating plot no 2 that remains in the possession of KUL and the plot no 1/3 administered by the Orbis S.A. Branch - Mercure-Unia Hotel in Lublin. On October 5, 2001, the parties drafted a memorandum of understanding, by virtue of which KUL, within the framework of proceedings before the Property Committee, will waive its claims to part of the real property (1479 m^2), while Orbis S.A. by a deed executed before a Notary will waive its perpetual usufruct right to part of the real property (139 m^2). On November 20, 2001, the Municipal Office in Lublin by a decision no GGN.01.2.2.7430/366/2001 and GGN.01.2.2.7430/367/2001 approved the draft plan of division of the real property while the Municipal Office in Lublin, acting upon request of Orbis S.A., issued a decision no GGN.05.1.5./RWU-165/2002, dated February 25, 2002, whereby it gave consent for a gratuitous disposal to the State Treasury of the right to perpetual usufruct of the real property located in Lublin, at

Al.Racławickie 12, registered in the land register as plots no 3/3 with an area of 139 m^2, and 3/4 with an area of 19 m^2. The case is pending.

10.8. Gdynia Hotel in Gdynia.

Upon application of Orbis S.A. Branch in Gdynia dated May 11, 1998, the proceedings concerning adjusting the boundaries of the real property used by the branch is pending before the self-government and state administration authorities on the grounds of Article 14 & 5 of the Act of August 21, 1997, on Real Property Administration. The correction of the boundaries relates to plot no 678/129 with an area of 173m^2, plot no 728/150 and 729/150 having a total area of 493 m^2 (owned by the State Treasury), plots having an area of 617 m^2 (owned by the City of Gdynia). The proceedings concern the regulation of the boundaries between the Roman Catholic Parish and the hotel due to transgression of the boundary of the hotel property, having the total area of 679 m^2.

10.9. Polonez Hotel in Poznań.

Proceedings concerning establishment of the perpetual usufructuary of a part of the real property occupied by the Hotel is pending before the Management of GEOPOZ in Poznań. The proceedings concern plots no 3/2 with an area of 122 m^2 and no 7/1 with an area of 930 m^2.

10.10 Sofitel Victoria.

On July 9, 2002 Orbis S.A. was informed by the Housing and Municipal Development Office that upon application of Edward Raczyński, replaced by his legal successors, Mrs. Catherine Raczyńska, Mrs. Wanda Dembińska and Mrs. Wiridianna Rey, proceedings are pending in a case concerning determining the invalidity of the decision issued by the Ministry of Municipal Economy no MT/167/62 dated May 15, 1962, upholding the validity of the administrative decision issued by the Presiding Board of the National Council in the city of Warsaw, no GT.III-II-6/K/293/61 dated December 20, 1961, whereupon the right to temporary title to the land located in Warsaw at 5, Krakowskie Przedmieście street, registered in the land and mortgage register under the no 410, has been refused and whereupon all the buildings located at the said land became the property of the State Treasury. Upon request of the Housing and Municipal Development Office, Orbis S.A. has delivered a copy of a decision of the Voivodship Office in Warsaw dated September 30, 1996, concerning acquisition, by operation of law, as from December 5, 1990, by the state-owned company Orbis, of the title to perpetual usufruct of developed land, owned by the State Treasury, located at Królewska street, having a total area of 6 595 m^2,

10.11 Hotel Novotel Centrum in Warsaw.

a) By virtue of a decision no PO.5.3-R-880/99 dated September 6, 2001, the President of the Housing and Municipal Development Office terminated the proceedings initiated upon application of Mr. Andrzej Jacek Blikle and Mrs. Helena Maria Helmerson-Andrzejewska to declare the invalidity of an administrative decision that refused to grant to the former owners the right to temporary ownership of land constituting a real property in Warsaw, at 29 Al. Jerozolimskie avenue (presently numbered 35), part of plot no 3 having an area of 1,130 m^2, mortgage no 5021. By a decision dated May 16, 2002, the President of the Housing and Municipal Development Office declared invalidity of the administrative decision of the Presiding Board of the National Council

in the city of Warsaw no ST/TN-15/J/20/55 dated June 24, 1955. Orbis S.A. applied to the President of the Housing and Municipal Development Office to again review the case terminated by the said decision of May 16, 2002. The case is pending.

b) On September 28, 2001, the Supreme Administrative Court dismissed the complaint filed by Orbis S.A. against the decision of the President of the Housing and Urban Development Office (no: P.5.3-WP-2/2000) dated December 29, 2000, which upheld a former decision issued by the President of the said Office on March 7, 2000 (no: PO.5.3.-R-29/99). In its complaint, Orbis S.A. pleaded for the declaration of invalidity of an administrative decision made by the Presiding Body of the National Council for the Capital City of Warsaw on November 6, 1951. By virtue of the said decision, which was based on the so-called "Warsaw Decree" dated October 26, 1945, the former owners have been disowned from their right to temporary ownership (according to the present legal status it is referred to as a "perpetual hold" over real property) to the real property located in Warsaw, at 26, Nowogrodzka street, part of plot no 3 having an area of 1,130 m^2.
The case relates to the part of land on which the Novotel Centrum Hotel in Warsaw is located. According to decision no 447/91 issued by the Warsaw Voivod on September 23, 1991, (no: G.2.1.8224a/429/91/HŚ), ORBIS S.A. acquired the right of perpetual hold over developed land owned by the State Treasury, located in Warsaw, at 24/26, Nowogrodzka street and having an area of 7295 square meters, as well as the right of ownership of the hotel building located thereon. The said land is registered in the land and mortgage register no KW 72550, according to which Orbis S.A. is the perpetual holder of the land as well as the owner of this building.
Administrative proceedings were held in the Head Office of the Warsaw County Office on March 12, 2002, concerning hearing of the application filed by Jan and Tadeusz Sławińscy on September 14, 1948, concerning awarding the title to temporal ownership (at present – the right to perpetual usufruct) of the real property located at 26, Nowogrodzka street, mortgage no 1599 G. No decision was issued in this case.

10.12. Sofitel in Kraków.
By a decision dated May 25, 2001, the President of the Housing and Municipal Development Office upheld in force the appealed-against decision of the President of the Housing and Municipal Development Office dated July 1, 2000, refusing to declare the invalidity of the decision of the National Council's Presiding Board of the City of Kraków dated March 14, 1973, to the extent relating to expropriation of the real property located in Kraków, at Konopnickiej street, I. wh 162, registered in the land register as plots I. kat. 67, I. kat. 68, I. kat. 69, I. kat. 70, I. kat. 71, I kat. 106/1, I. kat. 107/1 and I. kat. 105/1 as well as real property registered in the land and mortgage register no KW 473 Ludwinów, designated as I. kat. 143, I. kat. 73, I. kat. 41 and I. kat. 72. In response dated August 29, 2001, to the complaint filed before the Supreme Administrative Court by Mrs. Teresa Dedio and other successors against decision dated May 25, 2001, the President of the Housing and Municipal Development Office applied for the rejection of the complaint. The case is pending.

10.13. Moreover, the following proceedings are currently pending before the Self-Government Appellate Boards in respect of updating for 2002 the annual fees payable for the perpetual use of land belonging to the State Treasury and located in:
- in Poznań - Novotel Centrum Poznań Hotel,

- Malta Poznań Hotel,
- in Gdynia - Gdynia Hotel,
- in Gdańsk - Marina Novotel Gdańsk Hotel,
  - Posejdon Gdańsk Hotel,
  - Novotel Centrum Gdańsk Hotel,
- in Wrocław - Motel Wrocław,
  - Novotel Wrocław,
- in Warsaw - Sofitel Victoria,
  - Management Board's Office, at 16, Bracka street.

11. The following exchange rates were applied for the purpose of conversion of „Selected Financial Data" in the balance sheet into EURO:

1) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2002 1 EUR = PLN 4.0782
2) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.8284
3) Balance sheet figures - the average rate of exchange quoted by the National Bank of Poland on September 30, 2001 1 EUR = PLN 3.8810
4) Profit and loss account figures - the average arithmetical exchange rate calculated on the basis of the exchange rate as of the last day of the month of the given reporting period, i.e. – 1 EUR = PLN 3.6622

Signature of the person representing the Company

Andrzej Szułdrzyński
Vice-President

Signature of the person in charge of the Company's accounts

Lidia Mieleszko
Authorized Executive, Main Accountant

Warsaw, November 14, 2002.